United States securities and exchange commission logo





                            November 2, 2021

       Larry Wu
       Chairman and Chief Executive Officer
       GigaCloud Technology Inc
       Unit A, 12/F, Shun Ho Tower
       24-30 Ice House Street
       Central
       Hong Kong

                                                        Re: GigaCloud
Technology Inc
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted October
18, 2021
                                                            CIK No. 0001857816

       Dear Mr. Wu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted October 18, 2021

       Cover Page

   1.                                                   We reissue comment 1.
Please disclose prominently on the prospectus cover page that you are not a Chinese
or Hong Kong operating company, but a Cayman Islands holding company and that your
operations conducted by your subsidiaries based in Hong Kong and the PRC involve
unique risks to investors. Explain that investors may never directly hold equity interests
in your subsidiaries or VIEs and, in doing so, ensure that you explicitly reference
your Chinese and Hong Kong operating subsidiaries. Your disclosure should acknowledge that
Chinese regulatory authorities could disallow this structure,
 Larry Wu
GigaCloud Technology Inc
November 2, 2021
Page 2
         which would likely result in a material change in your operations and/or value of your
         ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. We note your amended disclosure in response to comment 2, and reissue the comment in part. Please further revise the prospectus cover page to provide prominent disclosure about the emerging legal and operational risks associated with being based in or having material operations in Hong Kong and thereby subject to political and economic influence from China. Your disclosure should acknowledge that these risks as well as the legal and operational risks associated with your operations in the PRC could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to China   s extension of authority into Hong Kong,
has or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on an U.S. or
         other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Prospectus Summary, page 1

3. We note your revised disclosure in response to comment 3, and reissue the comment in part. Please revise to disclose the emerging risks that being based in or having material operations in Hong Kong, and thereby subject to political and economic influence from
       China, poses to investors. In particular, describe the emerging regulatory, liquidity, and
       enforcement risks in light of China   s extension of authority into Hong
Kong. For
       example, specifically discuss risks and uncertainties regarding the
enforcement of China   s
       laws in Hong Kong and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also acknowledge the risk that your operations in the PRC may be adversely affected by the fact that rules and regulations in China can change quickly with
FirstName LastNameLarry Wu
       little advance notice. Further, with respect to the disclosed risks in this section, please
Comapany
       reviseNameGigaCloud      Technology Inc
                to provide a cross-reference to the more detailed discussion of each of these risks in the prospectus.
November     2, 2021 Page 2
FirstName LastName
 Larry Wu
FirstName
GigaCloud LastNameLarry
          Technology Inc Wu
Comapany 2,
November  NameGigaCloud
             2021         Technology Inc
November
Page 3    2, 2021 Page 3
FirstName LastName
4. We note your revised disclosure in response to comment 4, and reissue the comment in part. Please disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. In this regard, your revised disclosure appears to only discuss inquiries, notices and objections, rather than permission requirements. For example, we note your revised disclosure that "we have not received any inquiry or notice or any objection to this offering from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations."
5. We reissue comment 6 in part, as you have not revised this section to disclose that trading in your ADSs may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor. Please revise your disclosure accordingly.
Risk Factors
Risks Related to Doing Business in China, page 49

6. We note your response to comment 10, and reissue the comment in part. In this regard, we note the additional risk factor that you added on page 46. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based and Hong
         Kong-based issuers, please expand your disclosure in this risk factor to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Regulation, page 143

7. We reissue comment 12, as you have only partially responded to the comment. Please revise to discuss the effects of the various regulations that you describe here on your business, so that investors can understand how the regulations are applicable to you, as well as the nature and degree of impact of such regulations on your business.
 Larry Wu
FirstName
GigaCloud LastNameLarry
          Technology Inc Wu
Comapany 2,
November  NameGigaCloud
             2021         Technology Inc
November
Page 4    2, 2021 Page 4
FirstName LastName
       Please contact Nicholas Lamparski at 202-551-4695 or Jennifer L pez at 202-551-3792
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Benjamin Su